December 19, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Amanda Ravitz

Re:	Ezagoo Inc.
Registration Statement on Form 10
Filed October 24, 2013
File No. 000-55095

Dear Ms. Ravitz:

Set forth below is the response on behalf of our client Ezagoo Inc. (“Ezagoo” or the “Company” and sometimes referred to as “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 20, 2013, concerning the referenced Registration Statement on Form 10, which was filed with the Commission on October 24, 2013. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response. In connection with this letter and consistent with the responses made herein, we have electronically filed herewith an Amendment No. 1 to the above-referenced Form 10.

United States Securities and Exchange Commission
December 19, 2013

Form 10

Comment 1:	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

We have prepared language included in Item 1 of the Amendment No. 1 to the above-referenced Form 10, as set forth under Emerging Growth Company Summary below, which addresses the circumstances of when a company may lose emerging growth company status, in addition to the available exemptions. Further, we have prepared language to be included in the list of risk factors beginning on page 4 of Amendment No. 1, and in our critical accounting policy disclosures, which addresses the risk of our election to use the extended transition period for complying with new or revised accounting standards under Section 101(b)(2), as set forth under Emerging Growth Company-Related Risk Factors below.

United States Securities and Exchange Commission
December 19, 2013

Emerging Growth Company Summary

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

(i) A requirement to have only two years of audited financial statements in a registration statement for an initial public offering of common equity securities;

(ii) Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

(iii) Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

(iv) No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements (as are otherwise provided for under Section 14A (a) and (b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

We have already taken advantage of these reduced reporting burdens in this registration statement, some of which, as described below, are also available to us as a “Smaller Reporting Company,” as defined under Rule 12b-2 of the Exchange Act, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a Smaller Reporting Company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “Smaller Reporting Company,” at such time we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “Smaller Reporting Company.” Specifically, similar to “emerging growth companies,” “Smaller Reporting Companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being permitted to provide two years of audited financial statements in annual reports rather than three years. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “Smaller Reporting Company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

United States Securities and Exchange Commission
December 19, 2013

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We are electing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please refer to a discussion on page 11 under “Risk Factors” of the effect on our financial statements of such an election. This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years subsequent to the first sale of common equity securities pursuant to an effective registration statement, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Emerging Growth Company-Related Risk Factors

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

If we become a public company and particularly if we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements estimated to be approximately $500,000 per year. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC. In addition, our management will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In addition, our management has no experience in managing and operating a public company that is a reporting company with the SEC, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP (the “Reporting Laws”), and may likely rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Management’s failure to comply with the Reporting Laws may have a material adverse effect on our business operations.

United States Securities and Exchange Commission
December 19, 2013

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We could remain an emerging growth company for up to five years subsequent to the first sale of common equity securities pursuant to an effective registration statement, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

If we become a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

United States Securities and Exchange Commission
December 19, 2013

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Notwithstanding the above, we are also currently a “Smaller Reporting Company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a Smaller Reporting Company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “Smaller Reporting Company,” at such time we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “Smaller Reporting Company.” Specifically, similar to “emerging growth companies,” “Smaller Reporting Companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being permitted to provide two years of audited financial statements in annual reports rather than three years. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “Smaller Reporting Company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Because we have elected to defer compliance with new or revised accounting standards, our financial statement disclosure may not be comparable to similar companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

Because of this extended transition period, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

United States Securities and Exchange Commission
December 19, 2013

Risk Factors, page 3

Comment 2:	Please add a risk factor to explain the reasons for and effect of the language in your auditor’s report about your ability to continue as a going concern.

Response:

We have added the following risk factor to the list beginning on page 4 of Amendment No. 1 to the above-referenced Form 10:

We may be unable to continue as a going concern, in which case our securities will have little or no value.

Our independent auditor has noted in its report concerning our financial statements as of September 30, 2013 that we have not established any source of revenue to cover operating costs, which, in our auditor’s opinion, raises substantial doubt about the Company’s ability to continue as a going concern. It is possible that we will not achieve operating profits in the future.

Comment 3:	Please add a risk factor to explain the risks regarding difficulties in attempting to enforce judgments against your non United States resident directors and officers.

Response:

We have added the following risk factor to the list beginning on page 4 of Amendment No. 1 to the above-referenced Form 10:

There is uncertainty as to our shareholders’ ability to enforce civil liabilities both in and outside of the United States due to the fact that our officers, Directors and certain of our assets are not located in the United States.

Our office, our officers and Directors, and the operations and assets of the Company are located in China. As a result, it may be difficult for shareholders to effect service of process within the United States on our officers and Directors. In addition, investors may have difficulty enforcing judgments based upon the civil liability provisions of the securities laws of the Unites States or any state thereof, both in and outside of the United States.

United States Securities and Exchange Commission
December 19, 2013

Management intends to devote only a limited amount of time, page 4

Comment 4:	Please revise your disclosure to clarify what you mean by “very limited” when describing how much time your management will devote to your business, such as the number of hours per week management will dedicate to your business.

Response:

We have revised our disclosure on page 5 of Amendment No. 1 to the above-referenced Form 10 and in other parts of the Form 10 (Items 1A and 6) accordingly where “very limited” is mentioned as follows: “[management intends to devote] very limited (12 hours per week) time to the business of the Company.” As referenced in the Form 10, our purpose is to acquire an operating business, and we anticipate that in the event of such acquisition, we will promptly establish additional managerial support, including a senior management team, who will devote their time to the operations of the Company.

There is currently no trading market for our common stock, page 7

Comment 5:	Please update the disclosure in your risk factors about Rule 144. For example, why do you include disclosure in the risk factor about the January 21, 2000 letter given the more recent updates to Rule 144?

Response:

The reference to the January 21, 2000 letter was unnecessary in light of the more recent updates to Rule 144, and has therefore been removed in accordance with the below revised risk factor, in the form modified below, and as included on page 8 in Amendment No. 1 to the above-referenced Form 10.  In addition, we believe that our revised description of Rule 144 in the form modified below is sufficient and takes into account the current state of the Rule.

There is currently no trading market for our Common Stock, and liquidity of shares of our Common Stock is limited.

Our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files and obtains the effectiveness of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”). Therefore, outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.

United States Securities and Exchange Commission
December 19, 2013

All of the presently outstanding shares of common stock (10,000) are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. In connection with any issuance of additional shares, the Company will need to amend its Articles of Incorporation to increase the number of authorized shares of its common stock. The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. These final rules may be found at: www.sec.gov/rules/final/2007/33-8869.pdf. Pursuant to the new Rule 144, one year must elapse from the time a “shell company”, as defined in Rule 405, ceases to be a “shell company” and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Under the amended Rule 144, restricted or unrestricted securities that were initially issued by a reporting or non-reporting shell company or an Issuer that was at any time previously a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, the Company is classified as a “shell company” as defined in Rule 12b-2 of the Securities and Exchange Act of 1934. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (1) the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

There can be no assurance that we will ever meet these conditions and any purchases of our shares are subject to these restrictions on resale. A purchase of our shares may never be available for resale as we cannot be assured we will ever lose our shell company status.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

United States Securities and Exchange Commission
December 19, 2013

Management’s Discussion and Analysis, page 10

Comment 6:	To the extent possible, please revise your disclosure to provide estimates of the costs mentioned in items (i) and (ii) on page 10.

Response:

We have revised the disclosure on page 12 of Amendment No. 1 to the above-referenced Form 10 to add the following cost estimates:

During the next 12 months we anticipate incurring costs related to:

(i)	filing Exchange Act reports (approximately $10,000), and

(ii)	investigating, analyzing, and consummating an acquisition (approximately $2,000,000).

Comment 7:	Please reconcile your disclosure in the third paragraph of this section that you believe you will be able to meet the costs “through the use of funds in [y]our treasury” with your disclosure on page 11 that you have $0 in cash and “no sources of loans.” In addition, we note on page 16 that you are authorized to issue 10,000 shares and that you have issued 10,000 shares as of October 16, 2013. Please clarify how you intend to meet your costs.

Response:

The Company does have a source of loans in our founder stockholders. The applicable sentence on page 12 of Amendment No. 1 to the above-referenced Form 10 has been revised to read “through use of funds in our treasury to be obtained through additional amounts to be loaned by or invested in us by our stockholders, management, or other investors.” The sentence on page 13 has been revised to note that “we have secured no sources of loans, apart from our founder stockholders (the description of an existing loan from a founder stockholder is set forth in Item 7 and on page 16).”

Regarding the disclosure on page 16 (page 18 of Amendment No. 1), as noted in “Form of Acquisition” on page 2, in connection with any additional issuance, the Company will need to amend its Articles of Incorporation to increase the number of authorized shares of its common stock. We have provided clarifying language in the Management’s Discussion and Analysis that in order to issue shares in connection with any additional investments, the Company will need to amend its Articles of Incorporation.

United States Securities and Exchange Commission
December 19, 2013

Directors and Executive Officers, page 12

Comment 8:	Please identify who is performing the functions of chief executive officer and principal financial officer.

Response:

As President, Noah Tan performs the functions of chief executive officer, and as Treasurer, Ming Zhou performs the functions of the principal financial officer of the Company. We will revise the applicable disclosures accordingly. This information has been added to the appropriate sections on page 14 of Amendment No. 1 to the above-referenced Form 10.

Certain Relationships and Related Transactions, page 14

Comment 9:	Please provide disclosure required by Item 404 of Regulation S-K regarding the payables due to a related party mentioned on your balance sheet. Include the repayment terms and interest rate.

Response:

Item 7 on page 16 of Amendment No. 1 has been revised to address the specifics related to this payable as follows: “Noah Tan, as mentioned in the previous sentence, has made a loan to the Company in the amount of $7,043; the Company has agreed that this amount is due on demand in one payment, which will bear no interest.  Mr. Tan is a director, officer and stockholder of the Company.  The current outstanding amount of the loan, plus accrued interest ($0, because the loan bears no interest), is $7,043, and no payments have been made on this loan to date.”

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Ryan Boyd at (404) 527-8416 or me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	Noah Tan, President, Ezagoo Inc.
Jeffrey Li, Esq.
(w/o enclosures)